Exhibit 21

List of Subsidiaries of

STEN Corporation

Name	State of Incorporation

Burger Time Acquisition Corporation	Minnesota
BTAC Properties, Inc.	Minnesota
Oxboro, Inc.	Minnesota
STEN Financial Corporation	Utah
STEN Acquisition Corporation	Minnesota
Alliance Advance, Inc.	Arizona
STEN Credit Corporation	Utah
STENCOR, Inc.	Minnesota
EasyDrive Cars and Credit Corporation	Arizona